January 21, 2005
Mail Stop 0408

By U.S. Mail and facsimile to (202)362-2902

Angelo J. Di Lorenzo
President and Chief Executive Officer
Brooklyn Federal Bancorp, Inc.
81 Court Street
Brooklyn, New York 11201

Re:	Brooklyn Federal Bancorp, Inc.
	Form S-1 filed December 23, 2004
	File No. 333-121580


Dear Mr. Di Lorenzo

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Confirm that you will distribute this prospectus with each proxy statement distributed to depositors who will vote on the proposed mutual holding company reorganization.

2. Provide us with copies of all marketing and proxy materials.
Upon
review, we may have comments.

3. Please include an updated accountants` consent in the pre-effective amendment.


Prospectus Cover Page

4. Disclose the priority given to depositors to purchase in the offering.

Summary
The Companies - page 4

5. We note the registrant does not have a website. If this changes during registration, please update to provide the address.

The Reorganization... - page 5

6. In the sixth paragraph, briefly discuss the reasons for choosing a mutual holding company reorganization instead of a standard conversion in which all of the common stock is sold to the public. Provide full disclosure in the main section.

7. Consider moving the section on page 18 regarding the possible future second-step conversion to appear closer to the related disclosure on page 5.

How We Determined To Offer Between 2,550,000 Shares and 3,450,000
Shares And The $10 Price Per Share - page 8

8. Please revise the bullet points to be more specific and substantive. For example, list the primary information used rather than using the word "certain," state the impact on net worth and earnings considered and state what it was about the trading market and market conditions that RP Financial considered notable.

9. In the last paragraph on page 8, state how the decision was made to sell 30% of the shares of Brooklyn Federal Bancorp rather than a higher minority interest.

10. Disclose here or elsewhere in the summary the amounts you will compensate FinPro and RP Financial for the appraisal and other services.

Use of Proceeds - page 15

11. If your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main discussion on page 30. Quantify the various uses to the extent practicable and reconcile the statement made about using proceeds to pay dividends with the statements that you do not intend to pay dividends initially.


Our Officers, Directors and Employees Will Receive Additional
Compensation Benefits After the Reorganization and Offering - page
16

12. Reference the consequent reduction in earnings in the subheading.

13. Please clarify the connection between stock benefits, expensing options and increased compensation costs. Consider disclosing here the expense of the various stock plans. We note the expense has been quantified on page 41.

14. At the end of paragraphs 4 and 5, state the dollar value of the ranges in the tables described. For example, at the end of paragraph
4, please add a statement such as: "The value of shares to be granted under our restricted stock plan ranges from $1.33 million to $3.63 million, depending on the market price on the date the shares are granted."

15. Summarize and quantify here the severance benefits payable to executives.

Possible Conversion of BFS Bancorp, MHC to Stock Form - page 18

16. Expand to state the financial effects, risks and benefits of a second-step conversion to purchasers in this offering, management, Brooklyn Federal Bancorp and Brooklyn Federal Savings Bank.

Risk Factors - page 20

17. Reorder the risks to place the risks of the offering before the business risks.

18. Please streamline the risk factors to contain only the detail necessary to place the risk in context. You may provide a cross reference to the full discussion elsewhere in the document. For example, the first 2 risk factors contain excessive detail.

19. The first risk factor on page 22 relating to deterioration of economic conditions should be more closely tailored and specific to your business. Please revise it to be more specific to your business and situation. Statements you make should be specific enough that they would not be true for any company or bank. Consider combining it with the risk factor that follows on the New York economy and eliminating the discussion of general economic conditions.

Selected financial ratios and other data - page 29

20. Please revise to include the equity to assets ratio as required by Item IV.4 of Industry Guide 3.


Market For The Common Stock - page 32

21. Please advise us of the status of finding two additional market makers and of your NMS listing application.

Pro Forma Data - page 36

22. Please revise to your ESOP adjustment to properly reflect the correct amount as defined in footnote 2 on page 40 or clarify that the related ESOP adjustment is for a six month period.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Brooklyn Federal Bancorp, Inc. - page 41
Critical Accounting Policies - page 42

23. Please revise this section to provide a more detailed discussion of the following for each critical accounting policy:

* Specifically identify why each policy is considered critical by management.
* Discuss why you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.
* Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.
* Discuss how accurate your estimates and assumptions have been in the past and how much they have changed in the past.
* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.
Refer to Item V of Release Nos. 33-8350/34-48960.

Business Strategy - page 43

24. We note your disclosures at the top of page 44 regarding your recent emphasis on the origination of multi-family properties and commercial real estate and construction loans, including your references to increased interest and fee income from such loans. Please revise your disclosures on page 44 to discuss the extent to which such loans carry a comparatively greater level of credit risk relative to your one-to-four family real estate loans. Discuss the impact of this comparatively higher credit risk on the interest rates you offer on such loans.


Comparison of Financial Condition - page 45

25. Please revise your discussions of Net Loans on page 45 to discuss why you have no loans held for sale at September 30, 2004 as presented on page F-3.

Results of Operations - page 45
Provision for Loan Losses - page 47

26. In order for the reader to obtain a better understanding of the credit losses inherent in your loan portfolio and their affect on your results of operations, please revise the comparative discussions of your provisions for loan losses on pages 47 and 49 to describe the primary reasons for the changes in your provision for loan losses between periods. Identify and explain any underlying facts and circumstances as well as the primary factors considered which led to the changes as presented. Your revised discussions should specifically address the fact that since 2002 your portfolio has grown significantly in loan categories that traditionally have greater credit risk, while your provision has decreased.

Liquidity and Capital Resources - page 53

27. Please provide a more detailed description of you Liquidity and
Capital Resources position to enable the reader to fully understand your ability to meet your future obligations for the periods presented. Refer to Item IV of Release No. 33-8350/34-48960.
Specifically address the following:

* Use of proceeds after conversion to establish your ESOP;
* Quantify and discuss your loan activity more clearly. Explain in more detail how you generally sell your longer-term mortgage loans for the periods presented and discuss any pertinent activity which may affect your future cash flows in the upcoming year; and
* Provide a more detailed discussion of the underlying facts and circumstances that led to the significant changes in your statement of cash flows such as accrued liabilities, purchases and sales of loans and investment securities for the periods presented.

Loan Originations, Sales and Repayments - page 61

28. Please revise the table of your loan originations on page 62 to address the following:

* Supplementally clarify whether your deduction for loan participations represents loans you actually originated and funded and then subsequently derecognized under sale treatment in accordance with paragraph 9 of SFAS No. 140. If these participations did not represent loans you originated and funded, tell us why you believe it is appropriate to include in this table loans that were not originated and funded by you. Please adjust the table and related discussion accordingly.
* Revise your use of the terms loan syndication and participations to disclose the definition of these terms as you are using them. Clearly disclose the extent to which such activities are off-balance sheet in that the loans are never included in your portfolio.
* Disclose in more detail how your loan syndications are reflected in this table and include whether or not you are an entity which acts as a lead or as an agent on behalf of other entities that will each extend credit to a single borrower.

Allowance for Loan Losses - page 68

29. Please revise to describe more fully the underlying reasons for no charge-off activity over the last four years as noted on page
69.

30. Please revise to provide a brief discussion of your foreclosure history and specifically quantify any losses on foreclosed assets reported in the last five years.

31. Please revise to provide the following pertaining to BFS REIT, Inc, your wholly-owned subsidiary:

* Present the condensed financial information of the registrant as required by Item 9-06 of Regulation S-X;
* Separately identify and disclose the nature and amount of operating support provided by you as the REIT advisor on the income statement and related footnotes, if applicable;
* Discuss in more detail the underlying terms and conditions of the
REIT structure and explain how you account for any related income and expenses including any advisory fees or commissions received as well as any significant expenses; and
* Explain any recourse obligations or guarantees made by you on behalf of BFS REIT, your wholly-owned subsidiary and describe how you account for such obligations.

Transactions with Certain Related Persons - page 101

32. Please set forth the terms of loans to officers and directors.

Tax Effects of the Reorganization - page 105

33. Clarify in the first sentence that the reorganization and related transactions are tax-free to subscribers in the offering.

Charter and Bylaws - page 127
Benefit Plans- page 128

34. Expand to clarify the "certain" benefit plans and the "certain" provisions that might discourage a hostile takeover.

Consolidated Financial Statements and Notes to Consolidated
Financial
Statements - page F-1
Statement of Cash Flows - page F-6

35. Please present net cash flows from purchases, originations, and sales of loans classified as held for sale as operating cash flows.
Refer to paragraph 27 of SFAS 102.

Note 1 - Summary of Significant Accounting Policies - page F-7

36. We note your split dollar death benefits on page 100. Please revise the footnotes to quantify and describe the underlying terms and conditions of the split dollar benefits including any amounts of loans offset against the cash surrender values and any restrictions on the use of proceeds. Refer to FTB 85-4.

37. Please revise to disclose the effect of newly issued, but not yet adopted, accounting standards as previously describe on page 55. Please consider including the date you must adopt the new standard, the method of adoption expected to be used and the impact the new standard will have on the reported financial position and results of operations. If you have quantified the impact, please indicate the estimated amount. If the amount is expected to be immaterial or the amount has not been determined, please disclose that fact. Refer to
SAB No. 74 - Topic 11:M.

Securities - page F-7

38. Please revise your accounting disclosure on page F-20 to clarify when you test your investment securities for impairment.

Loans held-for-sale - page F-8

39. Please revise to disclose your policy for determining when loans are held for sale.

40. Please revise to clearly describe your accounting policies and procedures for loan syndications and participations in a clear and concise manner. Discuss the accounting treatment for all loan transfers. For transactions where you are getting sale treatment under SFAS 140, please revise to confirm in your disclosure that you meet each of the criteria required by paragraph 9 of SFAS 140. Disclose each of those criteria.

41. Revise to disclose your accounting for other fees and charges relating to existing loan syndications as required by paragraph 11 of
SFAS No. 91.

Allowance for loan losses - page F-8

42. As discussed on pages 42 and 68 regarding your Allowance for Loan
Losses, please revise your Accounting Policy disclosures for the Allowance for Loan Losses to identify and describe in more detail how you determine the amount of the specific and general portions of your allowance and disclose when your tests for impairment are performed, which appears to be on a quarterly basis.

43. Please revise the disclosure to address your charge-off policies and explain how you determine past due or delinquency status (that is, whether past due status is based on how recently payments have been received or contractual terms). Refer to paragraph 13 (c) of SOP 01-6.

44. Revise page F-9 to more clearly disclose the nature of the "impairment criteria" you apply to your commercial, multi-family and construction loans.

45. We note on page F-9 that you generally do not apply such impairment criteria to those smaller-balance homogeneous loans that are collectively evaluated for impairment, such as the Bank`s one-to-four family mortgage loans, as these types of loans are outside the scope of SFAS No. 114. Clearly disclose how you collectively evaluate impairment on such loans. Specifically how you determined whether they were impaired and how you measured the impairment when determining the amount of the allowance required.

Note 2 - Securities - page F-10

46. Please revise to disclose your proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses that have been included in earnings as a result of those sales as required by paragraph 21 of SFAS No. 115.

47. Please revise to include any amounts of gains and losses reclassified out of accumulated other comprehensive income for the periods presented.

48. It appears the classification of your mortgage-backed securities from "Government agencies" is incorrect based on the examples of Freddie Mac and Fannie Mae, which are GSE`s, on page 71. Please revise your references to Government Agency securities throughout the filing to address the following:

* Revise to reflect the classification of your direct obligations of government-sponsored enterprises (GSE`s) separately since they possess a different risk profile from your obligations of U.S Government agencies. They are not guaranteed by the U.S. government and should not be characterized as such.
* Clarify whether or not your mortgage-backed securities result from retained interests of loans that you previously sold or securitized.
* Please revise to describe in more detail the related levels of prepayment risks as well as interest rate risks on these types of securities.
* We note on page 46 your discussion about the accelerated write-offs of premiums on your mortgage-backed securities due to prepayments. Disclose more fully in your footnotes how you considered both the prepayment and interest rate risks on these GSE`s during your evaluation of other-than-temporary impairment and tell us how you determined these risks did not indicate an other-than-temporary impairment.
* Please revise to include any required disclosures as described in
Item II.C of Industry Guide 3.

Note 3 - Loans Receivable, Net - page F-12

49. We note your disclosure on page 61 regarding your origination of loans that are syndicated or participated out to other lenders as well as the related servicing of those loans. Please revise your footnotes to address the following in order to provide clear and comprehensive disclosure of your loan syndications and participations.

* Clearly describe the underlying terms and conditions of your loan syndication and participation agreements such as recourse obligations and specifically define the extent to which you originate the loans involved. Disclose whether you actually originate the full amount and sell off the participations or whether you only originate a fraction of the total. Additionally, for the syndications, please explain whether or not you are the managing syndicator.

* Please revise to clarify how you account for the servicing of the mortgage loans for investors which are not included in the accompanying consolidated statements of financial condition.
Refer
to paragraph 13 of SFAS No. 140.

* Please provide the disclosures required by paragraph 17(e) of SFAS
No. 140 for servicing assets and liabilities and paragraphs 13(d) and
A52(b) of FIN 45 for any recourse obligations, if applicable.

* Revise to quantify in tabular fashion the amount of loans transferred versus retained during the periods presented.
Separately
quantify loans which you service that you never recorded on your balance sheet because you did not fund or originate them.

Note 6 - Borrowings - page F-15

50. Please revise to quantify the collateral requirement of your FHLB advances as described at September 30, 2004 and 2003, respectively.

51. Please revise to discuss the underlying terms and conditions of the borrowings with FHLB. Identify any conditions that may trigger a callable event and clearly discuss how it may affect your terms of repayment, if applicable. Please include pertinent facts that may affect your liquidity and capital resources in the near future.


Note 10 - Commitments and Contingencies - page F-20

52. Please revise to quantify and explain whether or not an accrual for credit losses on any financial instruments with off-balance sheet risk is recorded separately from your valuation account related to a recognized financial instrument. Refer to paragraph 8e of SOP 01-6.
Clearly disclose where you record the liabilities for such amounts, and quantify the amounts recorded. Disclose the factors you consider in determining the amount of any reserves recorded.

53. If true, please revise to explicitly state your belief that the outcome of the legal proceedings will not have a material effect on your results of operations and cash flow position for the periods presented. Otherwise, please revise to clearly disclose the nature of the proceedings, the maximum possible loss, and the amounts accrued. If no amounts have been accrued, disclose why not. Refer to paragraph 8 of SFAS 5.

54. Please revise Note 1 to clarify how you account for loan commitments that are required to be treated as derivatives under SFAS
133.  Accordingly, please revise to address the following:

* Disclose the methods and assumptions used to estimate fair value.
* Refer to DIG Issue C-13 and paragraph 3 of SFAS 149 which
clarifies
that loan commitments to originate mortgage loans that will be held
for sale are derivatives, as well as the guidance of SAB No. 105 which clarifies subsequent accounting.
* If you have no commitments to originate loans to be held for sale
and all your loan commitments qualify for the scope exception as stated in paragraph 7(e) of SFAS 149 because they are for loans to be held for investment, revise Note 10 to disclose that fact.
* Tell us and revise Note 8 to disclose whether you have any commitments to sell loans.
o Supplementally provide us with your detailed analysis of SFAS
133
and accompanying guidance as to how you determined that such commitments were or were not derivative contracts subject to fair value treatment (e.g., as forward sale contracts).
o Tell us the terms of your commitments to sell loans held for sale, including any minimum or maximum purchase requirements and whether such sales are on a mandatory or best efforts basis. In particular, tell us how you evaluated your commitments to sell loans under paragraph 6 of SFAS 133 as revised.
o If you have "best efforts" forward loan sale commitments, tell us how you determined the point at which the best efforts contract meets the definition of a derivative in that both the underlying and the notional amount are known.

Part II. Exhibits

55. Please provide signed and dated opinions and agreements in the next pre-effective amendment. We note the drafts filed for Exhibits
1.2, 8, 10.1 and 10.2.

 Closing Comments

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Diane San Pedro at 202-824-5483 or Kevin
Vaughn
202-942-1816 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-942-1892 or me at 202-942-1874 with any other questions.



      Sincerely,


							Mark Webb
							Branch Chief, Financial
Services










cc:	Eric Luse
      Marc P.Levy
      Luse Gorman Pomerenk & Schick, P.C.
      5335 Wisconsin Ave, N.W., Suite 400
      Washington, D.C.  20015



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Brooklyn Federal Bancorp, Inc.
Angelo J. Di Lorenzo
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